Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation
Commission File No.: 1-8607

Like the Candlestick Telephone,
The Venerable “Ma Bell” Remains Firmly in the Past

The AT&T/BellSouth merger will create a competitor for the 21st century — one able to provide IP-based broadband, video, and voice services over a wired and wireless infrastructure in competition with myriad other providers in a converged telecommunications marketplace.

Yet, some have argued that the merger is recreating the “Ma Bell” of the past. That could not be more wrong.

•	Ma Bell was the monopoly provider of largely circuit-switched telephone service — Plain Old Telephone Service or POTS, as it was known — during much of the last century. The monopoly was legally-mandated, granted by the government and any competition in those markets was a violation of this law.

•	Cellular service, VoIP, Cable telephony, WiFi and many other technologies that today give consumers numerous choices for communications services, did not exist then.

•	Ma Bell’s customers had one choice for telephone service, Ma Bell, which provided local and long distance services to virtually every customer in its service territory and long distance service to virtually every customer in America.

•	Ma Bell manufactured its own network equipment as well as the only equipment it permitted its customers to use on their premises.

•	In short, for much of the 20th Century, Ma Bell provided the only significant means of telecommunications for most American consumers and businesses, over a monopoly infrastructure that it owned and operated, using equipment that it built and supplied, under terms that it set working with government officials in a highly regulated environment, and without risk — much less reality — of any meaningful competition.

The merger of AT&T and BellSouth will not, and can not, recreate the Ma Bell of old.

•	To the contrary, the merger will create a company better able to compete across a range of converging and competitive services, including video entertainment, broadband, wireless, and voice services.

•	The era of the POTS monopoly is dead. The 1996 Telecommunications Act finally abolished this monopoly system. As a result, the Ma Bell of old, which was a legal

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monopoly and had absolutely no competition in the local and long distance markets for decades can not, and will not be created as a result of the AT&T and BellSouth merger.

•	There are now more wireless numbers than wireline numbers. There are many powerful and developing competitors, including wireless, cable T.V., VoIP, and broadband-over-powerline providers, other local exchange and interexchange carriers, equipment vendors and systems integrators, and foreign carriers. Consumers can choose how to communicate.

•	Indeed, the combined company will be a new entrant competing against entrenched incumbents to introduce competition in video services (and other services).

This is not, and will never be, Ma Bell.

Cautionary Language Concerning Forward-Looking Statements
We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

NOTE:  In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, including a joint proxy statement/prospectus of AT&T and BellSouth, and AT&T and BellSouth will file other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement, including the joint proxy statement (and all amendments and supplements to it) and other materials when they become available because they contain important information. Investors will be able to obtain free copies of the registration statement and joint proxy statement, when they become available, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on March 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and joint proxy statement, and the other relevant documents filed with the SEC when they become available.